EXHIBIT 77 (I)

                       Terms of New or Amended Securities

         The Registrant is currently authorized to issue 50,000,000 shares of capital stock, par value $1.00 per share, which shares are divided into two classes: the Individual Investor Class and the Institutional Class. Each share of capital stock of the Registrant, regardless of class, represents an interest in the same portfolio of investments and has identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, designations and terms and conditions within the Registrant and a fractional share has those rights in proportion to the percentage that the fractional share represents of a whole share, except that: (i) each class of shares has different class designations; (ii) only the holders of the Individual Investor Class of shares of the Registrant are entitled to vote on matters pertaining to the Individual Investor Class distribution expense plan and any related agreements applicable to that class in accordance with the provisions of Rule 12b-1 of the Investment Company Act; (iii) only the holders of the Institutional Class of shares of the Registrant are entitled to vote on matters pertaining to any Institutional Class distribution expense plan and any related agreements applicable to that class in accordance with the provisions of Rule 12b-1 of the Investment Company Act. Payments that are made under the plan(s), if any, will be calculated and charged daily to the appropriate class of shares prior to determining daily net asset value per share and dividends / distributions.

         In general, shares will be voted in the aggregate except if voting by class is required by law or the matter involved affects only one class, in which case shares will be voted separately by class. The Registrant's shares do not have cumulative voting rights for the election of Directors. In the event of liquidation, each share of stock of the Registrant is entitled to its portion of all of the Registrant's assets after all debts and expenses of the Registrant have been paid. There are no conversion, preemptive or other subscription rights in connection with any shares of the Registrant. All shares when issued in accordance with the terms of the Registrant's offering will be fully paid and non-assessable.

         In addition, Pax World Management Corp., the Registrant's adviser, has agreed to supply and pay for such services as are deemed by the Board of Directors of the Registrant to be necessary or desirable and proper for the continuous operations of the Registrant (excluding all taxes and charges of governmental agencies and brokerage commissions incurred in connection with portfolio transactions) with respect to the Individual Investor Class of shares of the Registrant and the Institutional Class of shares of the Registrant that exceed, on a per annum basis, one and one-half percent (1.50%) and one and fifteen-hundredths percent (1.15%) of the average daily net asset value of such classes, respectively, per annum.

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